Canbras Communications Corp.

Interim Report to Shareholders
Third Quarter 2003

- **Canbras to hold special meeting of shareholders to seek approval for the sale of all of its operations and the winding up of the Corporation and BCI to vote its majority interest in favour**

- **Cable subscribers exceed 191,000, up 2% from third quarter of 2002**
- **Internet access subscribers exceed 15,000, up 24% from third quarter of 2002**
- **Revenue up by 10% from third quarter of 2002, to reach $16.3 million**
- **EBITDA up by approximately 58% from the third quarter of 2002, to reach $5.9 million**
- **Net loss for the third quarter of $42.2 million, up from a $1.7 million net loss in the third quarter of 2002**

Montreal, Quebec, November 17, 2003: Canbras Communications Corp. (TSX.CBC) ("Canbras" or the "Corporation") has released results for the third quarter ended September 30, 2003.

Renato Ferreira, President and CEO of the Canbras Group, stated, "On October 8, 2003 Canbras announced that it had signed agreements for the sale of all of its broadband communications operations in Brazil, and that closing of the sale transactions was subject to certain conditions including the obtaining of the requisite approval of Canbras' shareholders and of all required Brazilian regulatory agencies, as well as the approval of Canbras' bank lending syndicates. We expect that the closing conditions will be met over the next several months and that the sale transactions will close in late December 2003 or during the first quarter of 2004."

Mr. Ferreira added: "The strong performance of Canbras' operations during the first nine months of this year played an important role in the Corporation's ability to reach an agreement to sell its broadband communications operations in Brazil and maximize shareholder value. While cable subscriber levels remain relatively stable from the beginning of the year, EBITDA for the first nine months of 2003 has experienced solid growth of approximately 64% over the same period a year ago."

Dlw 12/1

INTERIM MANAGEMENT'S DISCUSSION & ANALYSIS FOR THE THIRD QUARTER OF - 2003

This interim management's discussion and analysis of financial condition and results of operations ("MD&A") for the third quarter of 2003 focuses on the consolidated results of the operations and financial situation of Canbras Communications Corp. ("Canbras" or the "Corporation") together with its subsidiaries (collectively, the "Canbras Group") and should be read in conjunction with the Corporation's unaudited consolidated financial statements for such period contained elsewhere herein and with the MD&A for fiscal year ended December 31, 2002 included in the Corporation's Annual Report for 2002.

This interim MD&A is intended to assist in the understanding and assessment of significant changes and trends, as well as risks and uncertainties, related to the Canbras Group and the results of operations and financial condition of the Corporation.

Any reference in this interim MD&A to EBITDA means earnings from continuing operations before interest, taxes, depreciation and amortization. EBITDA is a widely used measure of cash operating earnings before financing charges and income taxes. EBITDA does not have any standardized meaning prescribed by generally accepted accounting principles.

Certain sections of this interim MD&A contain forward-looking statements with respect to the Canbras Group. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors which could cause actual results to differ materially from current expectations are discussed below under "Risk Factors" and "Forward-looking statements". Canbras disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information or otherwise.

The Canbras Group's results from continuing operations for the three and nine months ended September 30, 2003, consist of broadband communications services in Brazil, including cable television, high-speed Internet access and data services, as well as Internet Service Provider ("ISP") services, provided in the state of São Paulo, and cable television services in certain cities in Paraná State.

Sale of all of the Corporation's Broadband Communications Operations in Brazil

On October 8, 2003 the Corporation announced that, pursuant to the sale process commenced by it in 2002, the Corporation had entered into definitive agreements for the sale of all of its broadband communications operations in Brazil.

Under an agreement entered into with Horizon Cablevision do Brasil S.A. ("Horizon"), Canbras has agreed to sell to Horizon all of the equity capital of its subsidiary Canbras Participações Ltda. ("CPAR"), through which Canbras holds substantially all of its interests in its broadband subsidiaries operating in the Greater Sao Paulo and surrounding areas, including all of its interests in its core subsidiary Canbras TVA Cabo Ltda., for a purchase price of $32.6 million (the "Horizon Sale"). On closing of the Horizon Sale, Canbras will receive gross proceeds of $22.2 million in cash, and a one year promissory note in the original principal amount of $10.4 million, bearing interest at 10%. The amount of the note is subject to reduction in the event indemnification obligations of the Corporation arise under the terms of the agreement signed with Horizon. Credit Suisse First Boston LLC acted as Canbras' financial advisor in connection with the Horizon Sale.

In a related transaction, Canbras has agreed to sell to Cia. Técnica de Engenharia Elétrica ("Alusa") all of its interests in its cable television subsidiaries operating in Paraná State, in consideration for the assumption of all liabilities of such subsidiaries by Alusa. In addition, Canbras (through CPAR) and Alusa, who are currently partners in two broadband companies operating in the Greater São Paulo cities of São José dos Campos and Guarulhos, have entered into an agreement under which they will swap their interests in such companies. CPAR will acquire from Alusa its 21% interest in the São José dos Campos company, which subsidiary will then be included in the Horizon Sale; and CPAR will transfer to Alusa the 78% interest held by CPAR in the

Guarulhos company, and Alusa will assume the indebtedness of the Guarulhos company (if any) due to certain subsidiaries of CPAR.

The consummation of the Horizon Sale transaction as well as the transactions with Alusa are subject to a number of conditions, including the obtaining of all required regulatory approvals from the Brazilian telecommunications regulatory agency and the Brazilian antitrust regulatory agency, other requisite third-party approvals, and the requisite approval of the shareholders of Canbras. The closings of the transactions with Alusa are also conditions to the closing of the Horizon Sale transaction, and all such transactions are to close concurrently. The closings are currently anticipated to occur in late December 2003 or in the first quarter of 2004.

On October 31, 2003, Bell Canada International Inc. ("BCI"), Canbras' majority shareholder, informed Canbras that BCI had entered into an agreement with Horizon to vote all Canbras shares owned or controlled by it in favour of the Horizon sale transaction. BCI owns 75.6% and controls 76.6% of the outstanding shares of Canbras.

At the special meeting of shareholders, scheduled for December 17, 2003, Canbras will seek the required shareholder approval for the Horizon Sale transaction and the other transactions with Alusa, which together constitute a sale of all or substantially all of the Corporation's assets. At such special shareholders' meeting, Canbras will also seek the required shareholder approval for the wind up and dissolution of the Corporation following the final distribution of the net proceeds of the Horizon Sale transaction to the Canbras shareholders. The Corporation currently estimates that, assuming the one-year note to be received under the Horizon Sale is paid in full, the net amount available for distribution to Canbras shareholders will be approximately $28 million taking into account fees and expenses to complete the transactions and the wind-up of the Corporation, net of interest on the one-year note. Canbras anticipates that the initial distribution of a portion of the net cash proceeds received on closing from the Horizon Sale will be distributed to its shareholders as promptly as practicable following such closing, and that a final distribution of the Corporation's net proceeds will be made to shareholders in one or more installments following receipt of the balance of the purchase price payable by Horizon under the one-year promissory note and satisfaction of all liabilities of the Corporation.

As a result of the signing of the definitive agreements to sell substantially all assets of the Corporation, Canbras recorded, at the end of the third quarter of 2003, a $42.9 million write-down of the carrying value of its long-lived assets, which also includes a provision for estimated costs of disposal. Upon closing of the sale transactions, foreign exchange losses previously deferred and included in the foreign currency translation adjustment account in the shareholders' equity section of the balance sheet (which amounted to $50.7 million at September 30, 2003, and which related to the change in functional currency) will be charged to income. Had closing of the sale transactions occurred on September 30, 2003, the total charge to income would have been approximately $93.6 million, of which $42.9 million represents the write-down of long-lived assets and $50.7 million represents deferred foreign exchange losses. The total amount of the loss to be

recorded on the sale transactions will fluctuate with operating results and foreign exchange movements between September 30, 2003 and the date of closing of the sale transactions. See notes 2, 3 and 9 to the attached unaudited interim consolidated financial statements.

OVERVIEW

As of January 1, 2003, the Corporation's functional currency changed from Canadian dollars to Brazilian *reais* (see note 2 to the attached unaudited interim consolidated financial statements). All of the Canbras Group's revenues are generated in Brazilian *reais*. Most costs and expenses are incurred in *reais* with the exception of programming costs which are primarily US dollar denominated, and interest expense on a portion of the indebtedness due to third parties which is US dollar based. All "$" amounts referred to in this MD&A reflect Canadian dollar amounts except as otherwise expressly noted. The following table contains exchange rates for the periods indicated:

	September 30		
	2003	**2002**	**Variation**
			Favourable / (unfavourable)
R$/C$ - at period end	2.17	2.45	11.4%
R$/C$ - average for the quarter	2.13	1.99	(7.0%)
R$/C$ - year-to-date average	2.19	1.67	(31.1%)
US$/C$ - at period end	0.74	0.63	17.5%
US$/C$ - average for the quarter	0.72	0.64	12.5%
US$/C$ - year-to-date average	0.70	0.64	9.4%
R$/US$ - at period end	2.92	3.89	25.0%
R$/US$ - average for the quarter	2.93	3.12	6.1%
R$/US$ - year-to-date average	3.14	2.67	(17.6%)

The table below presents selected operating statistics of the Canbras Group as at September 30:

	2003	**2002**	**Variation**
Broadband cable services:			
Homes passed	881,252	866,652	1.7%
Km of activated plant	4,158	4,158	-
Cable television subscribers	191,912	188,245	1.9%
Internet access subscribers	15,450	12,433	24.3%
Premium subscribers	67,129	74,727	(10.2%)
% of activated plant bi-directional	80%	80%	-
Penetration of homes passed	21.8%	21.7%	0.1 percentage points
Year-to-date average gross revenue per subscriber (in *reais*)			
Cable television	55.55	49.74	11.7%
Internet access	68.24	53.61	27.3%

Revenues

Revenue for the three months ended September 30, 2003 was $16.3 million, an increase of $1.5 million or 10.2% compared to the same period last year. The increase was primarily as a result of price increases and cable and access subscriber growth, partially offset by a 7% devaluation of the average translation rate of Brazilian *reais* into Canadian dollars relative to the third quarter of 2002. In Brazilian *reais*, revenue for the three months ended September 30, 2003 was R$34.7 million compared to R$29.4 million for the same period last year, an increase of approximately 18%.

Revenue for the nine months ended September 30, 2003 was $45.3 million, a decrease of $3.2 million or 6.6% compared to the same period last year. This decrease was a result of an approximate 31% devaluation in the average translation rate of Brazilian *reais* into Canadian dollars relative to the nine month period ended September 30, 2003. Offsetting this factor were increased prices and an increase in cable television subscribers and internet access subscribers. In Brazilian *reais*, revenue for the nine months ended September 30, 2003 was R$99.0 million compared to R$81.6 million for the same period last year, an increase of approximately 21%.

Cost of Services

Cost of service was $3.8 million for the three months ended September 30, 2003 compared to $4.4 million for the same period last year, a decrease of 14%. The decrease is due to lower programming costs per subscriber, a 7% devaluation in the average translation rate of the Brazilian *reais* into Canadian dollars relative to the third quarter of 2002 and lower costs related to the Corporation's decision in 2002 to transfer its residential ISP customers to Universo OnLine.

Cost of service was $11.2 million for the nine months ended September 30, 2003 compared to $15.7 million for the same period last year, a decrease of 29%. The decrease is largely due to a 31% devaluation in the average translation rate of the Brazilian *reais* into Canadian dollars relative to the first nine months of 2002, lower programming costs per subscriber and lower costs related to the Corporation's decision in 2002 to transfer its residential ISP customers to Universo OnLine.

Operating, Selling, General and Administrative Expenses

Operating, selling, general and administrative expenses for the three months ended September 30, 2003 were $6.6 million compared to $6.7 million for the same period last year, a decrease of $0.1 million. The decrease is due to a 7% devaluation in the average translation rate of the Brazilian *reais* into Canadian dollars relative to the third quarter of 2002 and reduced corporate overhead expenses. Offsetting these factors were increased costs associated with the increased subscriber base.

Operating, selling, general and administrative expenses for the nine months ended September 30, 2003 was $20.2 million compared to $24.4 million for the same period last year, a decrease of 17%. The decrease is largely due to a 31% devaluation in the average translation rate of the Brazilian *reais* into Canadian dollars relative to the first nine months of 2002 and reduced corporate overhead expenses. Offsetting these factors were increased costs associated with the increased subscriber base.

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

EBITDA reached $5.9 million in the third quarter of 2003, up from $3.7 million a year ago. This increase was a result of higher revenues principally due to higher prices as well as lower cost of service and operating expenses.

EBITDA for the nine months ended September 30, 2003 reached $13.9 million, up from $8.5 million a year ago. This increase was the result of lower cost of service as well as lower operating, selling, general and administrative expenses, both mainly due to the weaker foreign exchange translation rate of the Brazilian *real*. Partially offsetting the favorable impact of lower costs and expenses was a decline in revenues due mainly to a 31% devaluation in the average translation rate of Brazilian *reais* into Canadian dollars relative to the nine month period ended September 30, 2002.

Depreciation and Amortization

Depreciation and amortization was $3.9 and $11.5 million, respectively, for the three and nine months ended September 30, 2003 compared to $6.4 and $18.8 million, respectively, for the same periods last year. The decrease is largely due to the fact that effective as of January 1, 2003, the Corporation changed its method of translation from the temporal method to the current-rate method (see note 2c) to the attached unaudited interim consolidated financial statements), and such change was applied prospectively with no restatement of prior year's results. As a result of the change in method of translation, depreciation and amortization expense for the three and nine months ended September 30, 2003 was translated at the average foreign exchange rate prevailing during the three and nine month periods ended September 30, 2003, respectively.

Depreciation and amortization expense for the same period last year was translated using historical foreign exchange rates, being the exchange rates prevailing at the time the non-monetary assets (such as fixed assets, licenses and deferred costs) were acquired.

The average gross fixed and intangible asset balance for the three and nine months ended September 30, 2003 was $148.9 million and $144.1 million respectively, whereas for the same periods last year these asset balances were $253.5 million and $252.0 million respectively. The decrease is largely due to the fact that effective as of January 1, 2003, the Corporation changed its method of translation from the temporal method to the current-rate method (see note 2 c) to the attached unaudited interim consolidated financial statements), and such change was applied prospectively with no restatement of prior year's results. As a result of the change in method of translation, fixed and intangible assets as of September 30, 2003 were translated at the exchange rate in effect as at September 30, 2003 whereas for September 30, 2002 such assets were translated at exchange rates in effect at the time the assets were purchased. The reduction reflects the decline in value of the Brazilian *reais* relative to the Canadian dollar between the time the fixed and intangible assets were first acquired and September 30, 2003.

Interest Expense and Income

Interest expense for the three months ended September 30, 2003 was $1.2 million compared to $1.3 million for the same period last year. During the third quarter of 2002, interest was accrued on the put and call option with Alusa relating to two companies operating in the cities of São José dos Campos and Guarulhos, respectively, while in 2003 no such interest was accrued as the option expired unexercised in December 2002. On October 8, 2003, Canbras and Alusa reached an agreement subject to certain closing conditions to realign their respective ownership interests

in these two companies (see note 9 to the attached unaudited interim consolidated financial statements).

Interest expense for the nine months ended September 30, 2003 was $2.9 million compared to $4.3 million for the same period last year. During the first nine months of 2002, interest was accrued on the put and call option with Alusa, while in 2003 no such interest was accrued as the option expired in December 2002 (as described above). The decline in interest expense also reflects lower average indebtedness in 2003 following the purchase by the Corporation from a group of banks of $15.0 million in notes issued by a subsidiary of the Corporation during the first quarter of 2002.

Interest income for the three months ended September 30, 2003 was $0.5 million compared to $0.2 million for the same period last year. The increase is mainly due to increased interest rates on excess cash invested.

Interest income for the nine months ended September 30, 2003 was $0.8 million remaining relatively unchanged from the same period last year.

Foreign Exchange Gain (Loss)

Foreign exchange loss for the three month period ended September 30, 2003 amounted to $0.7 million. This net loss relates primarily to the Canbras Group's US dollar denominated credit facility and US dollar denominated programming payables. For the third quarter of 2003, the Brazilian *real* devalued relative to the US dollar from 2.87 to 2.92, a devaluation of 2.0%.

The foreign exchange gain of $3.9 million for the nine month period ended September 30, 2003 also relates to the Canbras Group's US dollar denominated credit facility and US dollar denominated programming payables. For the first nine months of 2003, the Brazilian *real* appreciated relative to the US dollar from 3.53 to 2.92, an appreciation of 17%.

Foreign exchange gains for the three month and nine month periods ended September 30, 2002 were $0.2 million and $5.4 million respectively. In the third quarter of 2002, when the Canadian dollar was the functional currency, an appreciation in the Canadian dollar relative to the Brazilian *real* of 22% resulted in a gain on the BR$ denominated net liabilities (see note 2 c) to the attached unaudited interim consolidated financial statements). This gain was partially offset by a loss on the US dollar denominated debt as a result of a devaluation in the Canadian dollar relative to the US dollar of 4.0%. For the nine months ended 2002, the Canadian dollar relative to the BR$ appreciated 40.0% resulting in a gain on the BR$ denominated net liabilities. In addition, during the first nine months of 2002, an appreciation in the US dollar relative to the Brazilian *real* resulted in foreign exchange gains on some of the Corporation's cash balances invested in US dollar linked instruments.

Net Loss

The Corporation recorded a net loss of $42.2 million in the quarter, compared to a net loss of $1.7 million in the third quarter of 2002. The higher net loss in the quarter is attributed to the $42.9 million write-down of the carrying value of Canbras' long-lived assets as a result of the signing of definitive agreements to sell all of the Corporations' broadband communications operations in Brazil.

The net loss for the nine months ended September 30, 2003 was $38.6 million, compared to a net loss of $6.5 million for the same period the previous year. The higher net loss in the quarter is primarily attributable to the $42.9 million write-down of the carrying value of long-lived assets recorded in the third quarter of 2003.

The increased net losses, described above, were partially offset by lower depreciation and amortization expenses as a result of the change in the functional currency of the Corporation's Brazilian subsidiaries and the increased EBITDA. For the nine months ended September 30, 2003, the increased net loss was also partially offset by a foreign exchange gain on the US dollar denominated debt. Interest expenses were lower in the first nine months of 2003 compared to the first nine months of 2002.

Liquidity and Capital Resources

On May 14, 2003, Canbras' primary subsidiary, Canbras TVA Cabo Ltda. ("Canbras TVA") entered into a new *reais*-denominated credit facility with a group of Brazil-based banks, the proceeds of which were used to refinance a portion of Canbras TVA's existing US$18.5 million Floating Rate Note facility due in May 2003, and the balance to be drawn down in May 2004 and used to refinance the remaining portion of the Floating Rate Notes due to financial institutions in May 2004.

The new *reais*-denominated credit facility has a four-year term expiring February 2007, and is subject to monthly amortization of principal and interest as well as certain mandatory prepayment terms, and bears interest at a floating rate equal to 110% of the Brazilian Interbank Certificate of Deposit ("CDI") rate. The new credit facility and the existing Floating Rate Note facility rank pari passu and are secured by a first priority pledge on substantially all assets of Canbras TVA. In addition, Canbras and its partner in Canbras TVA pledged to the lenders under both facilities their capital stock of Canbras TVA.

Cash and cash equivalents generated during the quarter ended September 30, 2003 was $3.4 million higher versus the same period last year. The increase is a result of less cash used for discontinued operations, lower capital expenditures and higher cash generated from operations offset by repayment of a portion of the credit facility.

Cash and cash equivalents generated during the nine month period ended September 30, 2003 was $23.8 million higher than the same period last year. The increase was mainly due to the Corporation's purchase from a group of banks in the first quarter of 2002 of $15.0 million of notes issued by Canbras TVA, lower capital expenditures in 2003, and less cash used for discontinued operations.

Capital Expenditures

Capital expenditures for the three and nine months ended September 30, 2003 were $0.9 million and $3.9 million respectively, compared to $2.1 million and $8.2 million for the same periods last year. The lower level of capital expenditures in 2003 results from Canbras' adoption of an operating budget for 2003 that reflects constrained growth and a significant price increase for cable television services. Gross subscriber additions for the third quarter of 2003 were 10,931, down 32% from gross subscriber additions of 15,983 for the same period last year. Gross subscriber additions for the first nine months of 2003 were 29,245, down 39% from gross subscriber additions of 48,121 for the same period last year. In addition, during the first nine

months of 2003, the Canbras Group sold $0.6 million of materials held for future capital expenditures.

Brazilian Regulatory Agency Proceeding

On May 22, 2003, two of the Brazilian cable television companies in which the Corporation holds an equity interest, 614 TVH Vale S.A. and 614 TVG Guarulhos S.A., received an "oficio" from the Brazilian telecommunications regulatory agency (Agencia Naçional de Telecomunicações ("Anatel"), notifying these companies that a "Procedure for Verification of Breach of Obligations" had been commenced against them relating to the initial acquisition by Canbras of an equity interest in these companies in 1999. In the event these proceedings were to be adversely determined, Anatel could impose the penalty of revocation of the cable television licenses held by these two companies.

The companies submitted an initial response in such proceedings on May 29, 2003. The Corporation is of the view that no breach of obligations occurred and is supporting these companies in their defense of such proceedings.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. These forward-looking statements reflect the current views and/or expectations of Canbras with respect to its performance, business and future events. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like 'believe', 'anticipate', 'expect', 'will likely result', or words or phrases of similar meaning. Such statements are subject to a number of important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. Whether actual results and developments conform with the Corporation's expectations and predictions are subject to a number of known and unknown risks and uncertainties, including the risk factors described below under "Risk Factors" and the factors set forth in other filings with the Canadian securities commissions. These factors, among others, could cause actual results to differ materially from those expressed in any forward-looking statements.

Canbras disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any divestitures, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced after these statements are made.

In addition to the risk factors discussed below, other factors could cause results or events to differ materially from current expectations. For additional information with respect to such other factors, refer to the Corporation's 2002 Annual Report and Renewal Annual Information Form for the fiscal year ended December 31, 2002, which have been filed by the Corporation with the Canadian securities commissions and are available free of charge on SEDAR (www.sedar.com) and on the Corporation's website (www.canbras.ca).

RISK FACTORS

Risks Relating to the Agreements to Sell all of the Corporation's Broadband Communications Operations in Brazil, and Distribution of Net Procceeds to Shareholders as part of the Liquidation and Dissolution Process

On October 8, 2003, Canbras announced that it had signed definitive agreements for the sale of substantially all of its assets. The agreements contain numerous closing conditions, many of which are outside the control of Canbras, including (among others) the requisite approval of shareholders of the Corporation at a special meeting to be called and held for such purpose, the required approvals of certain Brazilian regulatory agencies and the necessary approvals of Canbras' bank lending syndicates. There can be no assurance that all of the closing conditions will be satisfied within the time frame currently anticipated by the Corporation, or at all, and therefore, there can be no assurance that there will be a successful closing of the transactions. Even if there is a successful closing of the transactions, there can be no assurance that Canbras' current estimate of the net sale proceeds available for distribution to its shareholders as part of the liquidation and dissolution of the Corporation will not be substantially reduced or significantly delayed for any reason, including as a result of unforeseen circumstances.

Impact on Growth

The Canbras Group adopted an operating budget for 2003 that reflects constrained growth and a significant price increase for cable television services. As a result, there is an increased risk of higher subscriber attrition (or "churn") and or a downgrade in the subscriber's programming packages which could result in the loss of future revenue due to subscribers discontinuing service and the inability to recoup any unrecovered costs incurred in acquiring the subscriber. As a result of the adoption of the constrained growth plan and significant price increases, the Corporation is anticipating lower levels of net subscriber growth than in past periods. During the first nine months of 2003, the Corporation added 29,245, or 39% fewer, subscribers than it did in the corresponding period last year.

The Corporation cannot give any assurance that these plans will not have a material adverse effect on its business, financial condition, and results of operations.

Liquidity

Canbras TVA's new credit facility contains certain strict financial and other covenants and obligations which, if not maintained or complied with, would result in an event of default under both the new credit facility and the existing credit facility. Upon an event of default, the lenders under both facilities would be entitled to demand immediate repayment of the entire amounts of the indebtedness outstanding under such facilities. Canbras TVA's ability to comply with all financial and other covenants and obligations contained in its credit facilities is dependent upon the results of its operations which can be significantly impacted by economic, political, competitive and other conditions prevailing in Brazil, and therefore, there can be no assurance that Canbras TVA will be able to comply with all financial and other covenants and obligations contained in its credit facilities.

Exchange Rates

The Corporation reports its consolidated financial statements in Canadian dollars, and its operating companies function in the local currency of Brazil. Some significant liabilities of the

Canbras Group now and may in the future be payable in currencies other than the local currency, such as US dollar denominated liabilities incurred for borrowed money under the Floating Rate Note Facility, programming costs and equipment purchases. Accordingly, the Corporation has in the past, and may continue in the future, to experience economic loss and a negative impact on earnings solely as a result of foreign currency exchange rate fluctuations, which include foreign currency devaluations against the US dollar.

Inflation

Inflation has had and may continue to have adverse effects on the economy and securities market of Brazil, and could have adverse effects on the Corporation's operating results and/or the ability of its operating companies to obtain financing at acceptable rates. The operating results of the Corporation may be impacted by inflation which could lead to increased costs of operations that may not be recovered through price increases. Increases in prices may lead to increased subscriber churn and/or a downgrade in subscriber's programming packages.

CANBRAS COMMUNICATIONS CORP.
Consolidated Interim Statements of Operations (Unaudited)
(in thousands of Canadian dollars, except per share amounts)

	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Revenues				
Cable television	$ 13,925	$ 12,862	$ 38,773	$ 42,302
Internet access	1,097	882	2,875	2,651
Data transmission and other	1,283	1,054	3,668	3,571
Total revenue	16,305	14,798	45,316	48,524
Cost of services	3,806	4,370	11,244	15,720
Gross margin	12,499	10,428	34,072	32,804
Operating, selling, general and administrative expenses	6,620	6,700	20,214	24,354
Earnings before interest, taxes, depreciation and amortization	5,879	3,728	13,858	8,450
Depreciation and amortization expense (Note 2)	3,882	6,385	11,549	18,768
Operating income (loss)	1,997	(2,657)	2,309	(10,318)
Interest expense	(1,156)	(1,257)	(2,946)	(4,269)
Interest income	455	158	825	794
Foreign exchange gain (loss) and other	(733)	156	3,924	5,422
Loss on write-down of long-lived assets (Note 3)	(42,853)	-	(42,853)	-
Loss before non-controlling interest	(42,290)	(3,600)	(38,741)	(8,371)
Non-controlling interest	135	1,908	133	1,912
Net loss	(42,155)	(1,692)	(38,608)	(6,459)
Loss per share – basic and diluted	$ (0.77)	$ (0.03)	$ (0.70)	$ (0.12)
Weighted average number of shares outstanding	55,098,071	55,098,071	55,098,071	55,086,452

(See Note 9, Subsequent event)

CANBRAS COMMUNICATIONS CORP.
Consolidated Interim Statements of Deficit (Unaudited)
(in thousands of Canadian dollars)

	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Deficit, beginning of period, as previously reported	$ (155,659)	$ (134,780)	$ (159,206)	$ (128,947)
Cumulative effect on prior years of change in accounting policy for foreign currency translation	-	-	-	(1,066)
Transitional goodwill impairment	-	(19,170)	-	(19,170)
Deficit, beginning of period, as restated	(155,659)	(153,950)	(159,206)	(149,183)
Net loss for the period	(42,155)	(1,692)	(38,608)	(6,459)
Deficit, end of period	$ (197,814)	$ (155,642)	$ (197,814)	$ (155,642)

(See Note 9, Subsequent event)

CANBRAS COMMUNICATIONS CORP.

Consolidated Interim Balance Sheets

(in thousands of Canadian dollars)

	Unaudited As at September 30, 2003	As at December 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 14,217	$ 9,627
Accounts receivable	1,918	1,812
Prepaid expenses and other	4,114	3,175
	20,249	14,614
Fixed assets, net of accumulated depreciation and write-down (Note 3)	41,364	111,254
Licenses, net of accumulated amortization and write-down (Note 3)	15,493	46,374
Deferred costs net of write-down (Note 3)	5,110	13,718
	$ 82,216	$ 185,960
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (Note 3)	$ 24,683	$ 19,115
Debt due within one year	2,668	14,593
	27,351	33,708
Long-term debt	19,000	14,578
Other long-term liabilities	1,241	963
Non-controlling interest (Note 4)	5,538	18,234
	$ 53,130	$ 67,483
Shareholders' equity		
Capital stock	$ 277,683	$ 277,683
Deficit	(197,814)	(159,206)
Foreign currency translation adjustment (Note 9)	(50,783)	-
	29,086	118,477
	$ 82,216	$ 185,960

(See Note 9, Subsequent event)

CANBRAS COMMUNICATIONS CORP.
Consolidated Interim Statements of Cash Flows (Unaudited)
(in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Cash provided by operating activities				
Net loss	$ (42,155)	$ (1,692)	$ (38,608)	$ (6,459)
Items not affecting cash				
Loss on write-down of long-lived assets (Note 3)	42,853	-	42,853	-
Depreciation and amortization expense	3,882	6,385	11,549	18,768
Non-controlling interest	(135)	(1,908)	(133)	(1,912)
Foreign exchange and other	674	(1,656)	(4,028)	(1,996)
	5,119	1,129	11,633	8,401
Changes in non-cash working capital items	(318)	2,577	93	1,889
	4,801	3,706	11,726	10,290
Cash (used for) provided by financing activities				
Reduction in long-term debt	(707)	-	(3,052)	(15,022)
	(707)	-	(3,052)	(15,022)
Cash used in investing activities				
Additions to fixed assets	(936)	(2,099)	(3,885)	(8,197)
Additions to deferred costs	(14)	(161)	(124)	(921)
Proceeds from sale of materials held for future capital expenditures	-	-	566	-
	(950)	(2,260)	(3,443)	(9,118)
Effect of exchange rate changes on cash and cash equivalents	(40)	-	262	-
Cash and cash equivalents, (used for) provided by continuing operations	3,104	1,446	5,493	(13,850)
Cash used for discontinued operations (Note 7)	(227)	(1,944)	(903)	(5,369)
Cash and cash equivalents, beginning of period	11,340	16,351	9,627	35,072
Cash and cash equivalents, end of period	$ 14,217	$ 15,853	$ 14,217	$ 15,853

(See Note 9, Subsequent event)

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

1. Description of the business and basis of presentation

Canbras Communications Corp. (the "Corporation" or "CCC"), originally incorporated under the laws of British Columbia on August 7, 1986, was continued under the Canada Business Corporations Act effective June 22, 1998.The indirect majority shareholder of CCC during 2001 was Telecom Américas Ltd. ("TAL"), and effective as of February 8, 2002, distributed its 75.6% indirect interest in CCC to Bell Canada International Inc. ("BCI"), which then became the indirect majority shareholder of CCC. CCC, through its subsidiaries (collectively the "Canbras Group") is engaged in the acquisition, development and operation of broadband communication services in Brazil including cable television ("CATV"), Internet access and data services, in Brazil. On October 8, 2003, the Corporation announced that, pursuant to the sale process commenced by it in 2002, the Corporation had entered into definitive agreements for the sale of all of its broadband communications operations in Brazil (see Note 9).

In the opinion of the Corporation, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual audited financial statements, except as noted below in Note 2a) (Foreign currency translation) and 2b) (Segmented information), and contain all adjustments necessary for a fair presentation of the financial position as at September 30, 2003 and the results of operations and cash flows for the three and nine months ended September 30, 2003 and 2002, respectively.

The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2002 as set out in the 2002 Annual Report of the Corporation, prepared in accordance with generally accepted accounting principles in Canada ("GAAP"). Capitalized terms used herein, and not otherwise defined, have the meanings defined in the 2002 Annual Report of the Corporation.

2. Significant accounting policies

The preparation of financial statements in accordance with Canadian GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities, the recognition of revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

a) Impairment of long-lived assets

In December 2002, the CICA issued a new section in the CICA Handbook, section 3063, *Impairment of long-lived assets.* The Corporation early adopted these new recommendations during the third quarter of 2003, effective January 1, 2003. This Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Section 3061 "Property, Plant and Equipment". The Section:

- Requires an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition;
- Requires an impairment loss for a long-lived asset to be held and used to be measured as the amount by which its carrying amount exceeds its fair value.

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

2. Significant accounting policies (cont'd)

See note 3 for the impact of the adoption of CICA 3063 on the September 30, 2003 consolidated interim financial statements.

b) Disposal of long-lived assets and discontinued operations

During the third quarter of 2003, the Corporation applied the new recommendations in section 3475 of the CICA Handbook , *Disposal of long-lived assets and discontinued operations,* which the CICA made effective May 1, 2003.This Section provides guidance on the recognition, measurement, presentation and disclosure of long-lived assets to be disposed. It replaces the disposal provisions of Property, Plant and Equipment, Section 3061 as well as Discontinued Operations, Section 3475. The Section:

- Provides criteria for classifying assets as held for sale;
- Requires an asset classified as held for sale to be measured at fair value less cost to sell;
- Provides criteria for classifying a disposal as a discontinued operation; and
- Specifies presentation and disclosures for discontinued operations and other disposals of long-lived assets.

See note 9 for the impact of the adoption of CICA 3475 on the September 30, 2003 consolidated interim financial statements.

c) Foreign currency translation

As of January 1, 2003, the Corporation's Brazilian subsidiaries were no longer considered to be integrated operations due to the fact that the day-to-day financing of the subsidiaries' operations had become largely independent of the Corporation and accordingly, the subsidiaries are considered self-sustaining subsidiaries. The Corporation continues to report the financial results in Canadian dollars, but the functional currency of its foreign subsidiaries changed from Canadian dollars to Brazilian *reais*. Accordingly, for accounting and financial reporting purposes the Corporation switched method of translation from the temporal method to the current-rate method. This change in accounting policy was applied prospectively with no restatement of prior year's results. Under the current-rate method, assets and liabilities of the subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenues and expenses are translated at the average exchange rates prevailing during the period. The resulting unrealized gains or losses are accumulated and reported as a foreign currency translation adjustment in shareholders' equity.

The impact of changing the method of translation from the temporal to the current-rate method as of January 1, 2003, was a reduction in the carrying value of fixed assets, licenses, deferred costs and non-controlling interest of $40,818,000, $19,959,000, $4,571,000 and $12,410,000 respectively and as a result, shareholders' equity was reduced by $52,938,000. The reductions reflect the decline in value of the Brazilian *real* relative to the Canadian dollar since the time the non-monetary assets were first acquired. As fixed assets, licenses and deferred costs are depreciated or amortized over their useful lives, the reduction in carrying values for these assets has resulted in lower depreciation and amortization charges in 2003. The carrying value of the net assets, as well as the foreign currency translation adjustment in shareholders' equity, will fluctuate each quarter based on the exchange rate in effect at each balance sheet date. As a result of the appreciation in the Brazilian

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

2. Significant accounting policies (cont'd)

real relative to the Canadian dollar in the first nine months of 2003, $2,155,000 was recorded as an increase to the foreign currency translation adjustment account in shareholders' equity.

d) Segmented information

Effective as of January 1, 2003, the Corporation decided that it operated in only one significant segment: Broadband cable services (including cable television, high speed Internet access and data transmission). As a result, it will no longer consider Internet Service Provider (ISP) a separate reportable segment.

3. Impairment of long-lived assets

As a result of the signing of agreements for the sale of substantially all assets of the Corporation announced on October 8, 2003 (see Note 9), the Corporation recorded an impairment charge of $42,853,000 on its long-lived assets consisting of fixed assets, licenses and deferred costs. The fair value used to determine the impairment charge on the long-lived assets was based on the net proceeds (after disposal costs of $4,643,000 included in accounts payable and accrued liabilities) expected from the purchaser of the Corporation's broadband communication operations in Brazil.

4. Credit Facility

On May 14, 2003, the Corporation's subsidiary, Canbras TVA, entered into a new Reais-denominated credit facility with a group of Brazil-based banks for the purpose of refinancing Canbras TVA's US$18.5 million Floating Rate Note facility.

The new *Reais*-denominated credit facility, has a four-year term expiring in February, 2007, and is subject to monthly amortization of principal and interest as well as certain mandatory prepayment terms, and bears interest at a floating rate equal to 110% of the Brazilian Interbank Certificate of Deposit ("CDI") rate. The funds are to be disbursed in two tranches. The first was disbursed on May 14, 2003 in an amount of BR$22,400,000 which was used, together with BR$ 4,000,000 of cash on hand, to repay the Series B Floating Rate Notes in the principal amount of US $9.25 million. The second drawdown is expected on May 14, 2004 in an amount sufficient to repay the Series C Floating Rate Notes in the principal amount of US $9.25 million. The new credit facility and the existing Floating Rate Note facility rank pari passu and are secured by a first priority pledge on substantially all assets of Canbras TVA. In addition, Canbras and its partner in Canbras TVA pledged to the lenders under both facilities their capital stock of Canbras TVA. As at September 30, 2003 the amount outstanding under the credit facility amounted to $21,668,000 (US$9,250,000 and BR$ 19,871,000).

5. Put and call options

During the fourth quarter of 2001, the Canbras Group amended the put and call options previously entered into with its Brazilian partner, Cia Técnica de Engenharia Elétrica ("Alusa") in two of its subsidiaries to purchase, subject to regulatory approval, such partner's equity interests in these two subsidiaries (together the "Vale Properties"). The put and call options were exercisable, until December 2002, with the option price payable in January 2003, for R$ 10,960,000 (equivalent to

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

5. Put and call options (cont'd)

$7,523,000 as of 12/31/2001) plus interest at the Brazilian interbank deposit rate ("CDI") plus 0.5% monthly from the fourth quarter of 2001 to the payment date. The Corporation accounted for this transaction as an additional acquisition of the Vale Properties resulting in a purchase price of $7,523,000 being allocated to license.

Alusa's right to require the Canbras Group to purchase such partner's interest in the Vale Properties expired unexercised on December 21, 2002. As a result, $5,956,000 (BR$13,340,000 including accrued interest), previously shown as debt, was reclassified as non-controlling interest on the December 31, 2002 balance sheet. On October 8, 2003, the parties reached an agreement subject to certain closing conditions to realign their respective ownership interests in the Vale Properties (see Note 9).

6. Stated Capital

a) *Common shares, as at September 30, 2003 are as follows:*

(1) Authorized: An unlimited number of common shares
(2) Issued and outstanding:

	Number	Stated Capital
Balance as at December 31, 2002	55,098,071	$277,683
Balance as at September 30, 2003	55,098,071	$277,683

b) *Stock Options*

At September 30, 2003, 631,000 stock options were outstanding of which 605,467 were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation. The total stock options outstanding have exercise prices ranging from $2.25 to $11.75 per share over a remaining contract life between 3.7 to 5.3 years.

7. Discontinued operations

The Corporation adopted a formal plan of disposal for its private telephone resale operations conducted by its subsidiary Teleminio Servicos de Telematica Ltda. ("TST") through the winding down of TST's operations by December 31, 2002 (unless earlier sold to a third-party). As a result, the Corporation recorded a provision of $6,021,000 in the year ended December 31, 2001. This provision includes both the write-down of assets and accruals ($4,626,000) and the operating losses expected to be incurred between the date TST's operations were treated as discontinued and the ultimate wind-down date ($1,395,000). Accordingly, the consolidated statements of operations and cash flows exclude the revenues, expenses and cash flows of the discontinued operations. The cash flows for the discontinued operations for the current and prior year are presented as a single line in consolidated statements of cash flows, and are identified as discontinued operations. Effective March 1, 2002, all of the shares of TST were sold to a third party and certain liabilities incurred up to February 28, 2002 were assumed by the Canbras Group.

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

7. Discontinued operations (cont'd)

The net balance of the accrual as of September 30, 2003 represents liabilities and potential contingencies retained by the Canbras Group in connection with sale of TST and is comprised of the following:

Customer and labor claims	$ 800
Legal fees to administer claims	289
TST bank loans	35
Other contingencies	979
	$ 2,103

The Corporation expects to settle approximately 50% of the total obligation in the next nine months.

The assumptions and resulting estimates, on which the estimated loss amounts are based, may change with the passage of time and as additional information is obtained. Any changes to the estimates will be recognized as part of the loss on discontinued operations in the period in which such change occurs.

Cash flows used for discontinued operations are as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2003	**2002**	**2003**	**2002**
Operating activities	**$ (227)**	$ (1,944)	**$ (903)**	$ (5,369)
Cash flows used for discontinued operations	**$ (227)**	$ (1,944)	**$ (903)**	$ (5,369)

8. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in 2003.

9. Subsequent event

On October 8, 2003, the Corporation announced that, pursuant to the sale process commenced by it in 2002, the Corporation had entered into definitive agreements for the sale of all of its broadband communications operations in Brazil.

Under an agreement entered into with Horizon Cablevision do Brasil S.A. ("Horizon"), Canbras has agreed to sell to Horizon all of the equity capital of its subsidiary Canbras Participacoes Ltda. ("CPAR"), through which Canbras holds substantially all of its interests in its broadband subsidiaries operating in the Greater São Paulo and surrounding areas, including all of its interests in its core subsidiary Canbras TVA Cabo Ltda., for a purchase price of $32,600,000 (the "Horizon Sale"). On

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

9. Subsequent event (cont'd)

closing of the Horizon Sale, Canbras will receive gross proceeds of $22,168,000 in cash, and a one year promissory note in the original principal amount of $10,432,000 bearing interest at 10%. The amount of the note is subject to reduction in the event indemnification obligations of the Corporation arise under the terms of the agreement signed with Horizon.

In a related transaction, Canbras has agreed to sell to Alusa all of its interests in its cable television subsidiaries operating in Parana State, in consideration for the assumption of all liabilities of such subsidiaries by Alusa. In addition, Canbras (through CPAR) and Alusa, who are currently partners in two broadband companies operating in the Greater São Paulo cities of Sao José dos Campos and Guarulhos, have entered into an agreement under which they will swap their interests in such companies. CPAR will acquire from Alusa its 21% interest in the Sao José dos Campos company, which subsidiary will then by included in the Horizon Sale; and CPAR will transfer to Alusa the 78% interest held by CPAR in the Guarulhos company, and Alusa will assume the indebtedness, if any, of the Guarulhos company due to certain subsidiaries of CPAR.

The consummation of the Horizon Sale transaction as well as the transactions with Alusa are subject to a number of conditions, including the obtaining of all required regulatory approvals from the Brazilian telecommunications regulatory agency and the Brazilian antitrust regulatory agency, other requisite third-party approvals, and the requisite approval of the shareholders of Canbras. The closings of the transactions with Alusa are also conditions to the closing of the Horizon Sale transaction, and all such transactions are to close concurrently. The closings are currently anticipated to occur in the first quarter of 2004.

On October 31, 2003 , BCI informed Canbras that BCI had entered into an agreement with Horizon to vote its 76.6% majority stake in Canbras in favour of the Horizon sale transaction.

Canbras will call and hold a special meeting of shareholders. At the special meeting of shareholders, which is scheduled for December 17, 2003, Canbras will seek the required shareholder approval for the Horizon Sale transaction and the other transactions with Alusa, which together constitute a sale of all or substantially all of the Corporation's assets.

As a result of the above sale transactions, the Corporation recorded an impairment charge on its long-lived assets in the amount of $42,853,000 (see Note 3). Upon closing of the sale transactions, the Corporation will charge to income foreign exchange losses previously deferred and included in the foreign currency translation adjustment account in the shareholders' equity section of the balance sheet. Had the closing of the sale transactions occurred on September 30, 2003, the additional charge to income would have been $50,783,000 resulting in a total loss of $93,636,000. The additional charge of $50,783,000 will have no impact on total shareholders' equity. The total amount of the loss to be recorded on the sale transactions will fluctuate with operating results and foreign exchange movements between September 30, 2003 and the date of closing of the sale transactions.

(All tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

9. Subsequent event (cont'd)

Assets and liabilities that are being held for sale as at October 8, 2003, included in the consolidated balance sheet, and recorded at their fair value are as follows:

	2003
Current assets	$ 19,063
Fixed assets, net of accumulated depreciation	41,364
Licenses, net of accumulated amortization	15,493
Deferred costs	5,110
Total assets	81,030
Current liabilities	$ 22,651
Long-term debt	19,000
Other long-term liabilities	1,241
Total liabilities	42,892
Non-controlling interest	5,538
Net assets	$ 32,600